UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1)

TSR, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872885207

(CUSIP Number)

Zeff Capital, LP

885 Sixth Avenue

New York, NY 10001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           872885207

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Zeff Capital, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 140,627

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 140,627

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,627

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.           872885207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Zeff Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.           872885207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Daniel Zeff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by Zeff Capital, LP, Zeff Holding Company, LLC and Daniel Zeff (collectively, the “Reporting Persons”), with respect to the securities of TSR, Inc. (the “Company”), on May 18, 2017.

Capitalized terms used, but not otherwise defined herein, shall have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As previously reported, on May 17, 2017, Capital delivered a letter (the “May 17 Letter”) to the Company indicating Capital’s interest in acquiring all of the outstanding shares of Common Stock not already owned by Capital or its affiliates for $6.15 per share, in cash (the “Proposal”). As noted in the May 17 Letter, the proposed price represented a premium of approximately 27% over the closing price on May 17, 2017.

The company responded in a letter dated May 30, 2017 stating that it would not pursue Capital’s proposal and that it was in the best interest of shareholders to remain independent.

Capital was very disappointed by the Company’s response as we continue to believe that a change in control and management could unlock far greater value in the company for all shareholders. However, given the recent stock price increase, and the Company’s reluctance to enter into negotiations with us, Capital will not be pursuing the Proposal or a similar transaction at this time. If circumstances or prices change the Reporting Persons will reconsider whether to pursue any such transaction, either alone or with a third party.

Capital still believes the company should engage an investment bank to explore a sale of the Company and/or to pursue other strategic alternatives to enhance long term shareholder value. Subsequent to the May 17 Letter, multiple third parties (“Third Parties”) contacted Zeff Capital, LP and expressed potential interest in acquiring the Company (either with Zeff Capital or in an independent transaction). Capital communicated this information to the Company’s management and its board of directors on June 9, 2017, and reiterated the Reporting Persons’ view that the Company should pursue strategic alternatives (including a sale of the Company). There can be no assurance, however, that the Company or any Third Parties will pursue any such transaction, or that any such transaction will be consummated, on terms acceptable to the Company’s stockholders or otherwise.

The Reporting Persons reserve the right to pursue all other options necessary to protect, or maximize the value of, Capital’s investment in the Company, including, but not limited to, seeking to change the composition of the board of directors, exploring changes to the company’s management, selling Common Stock or other securities, engaging in hedging transactions with respect to the Company’s securities and/or otherwise changing the Reporting Persons’ intention with respect to the Common Stock. Without limiting the foregoing, the Reporting Persons may acquire additional Common Stock or dispose of Common Stock at any time and from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also seek to facilitate transactions involving Third Parties that may result in a change in control of the Company. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017

/s/ Daniel Zeff

Daniel Zeff

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC,

as general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager